SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

WIMM-BILL-DANN FOODS OJSC

(Name of Subject Company)

WIMM-BILL-DANN FOODS OJSC

(Name of Person Filing Statement)

American Depositary Shares, Each Representing
One-fourth of One Ordinary Share, Par Value 20 Russian Rubles Per Share

(Title of Class of Securities)

97263M109
(AMERICAN DEPOSITARY SHARES)

(CUSIP Number of Class of Securities)

Roman Bolotovsky
General Counsel

16 Yauzsky Boulevard

Moscow 109028, Russian Federation

+7 (495) 925-58-05

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person Filing Statement)

With a Copy to:

Alexander F. Cohen

Latham & Watkins LLP

555 11th Street, N.W., Suite 1000

Washington, D.C. 20004

(202) 637-2200

☐                     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements Item 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the U.S. Securities and Exchange Commission on March 10, 2011 by Wimm-Bill-Dann Foods OJSC, an open-joint stock company organized under the laws of the Russian Federation (“WBD”), as amended or supplemented from time to time (the “Statement”).  This Statement relates to the tender offer by Pepsi-Cola (Bermuda) Limited, a company incorporated under the laws of Bermuda (“Purchaser”) and a subsidiary of PepsiCo, Inc., a North Carolina corporation (“PepsiCo”), to purchase all outstanding American Depositary Shares (“ADSs”) of WBD, at a purchase price of 970.925 Russian rubles per ADS, without interest, upon the terms and subject to the conditions set forth in PepsiCo’s U.S. Offer to Purchase, dated March 10, 2011, as amended by Amendment No. 1 filed on April 8, 2011, and in the related ADS Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 1.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Item 9 is hereby amended and supplemented by adding the following exhibit

Exhibit No.	Description
(a)(1)(E)

English translation of the Russian mandatory tender offer documents used in the offer for Wimm-Bill-Dann Foods OJSC shares (incorporated by reference to Exhibit (a)(6) to Amendment No. 1 to the Schedule TO filed by PepsiCo on April 8, 2011).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2011	WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Tony D. Maher
Name: Tony D. Maher
Title: Chief Executive Officer and Chairman of Management Board

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